Exhibit 99.1

Provident Energy Trust Updates Information in Offer and Takeover Bid Circular for Triwest Shareholders

News Release 28-07
November 22, 2007

All values are in Canadian dollars

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announces that it is updating and supplementing the information in the offer to purchase and takeover bid circular of its wholly-owned subsidiary Provident Energy Resources Inc. ("PERI") dated October 26, 2007 as a result of the release of Provident's third quarter financial results on November 8, 2007.

The previously announced offer by PERI to acquire the issued and outstanding class "A" voting common shares (the "Common Shares") of Triwest Energy Inc. ("Triwest") on the basis of 0.6539 trust units of Provident and $0.1569 in cash for each Common Share remains open for acceptance until 7:00 p.m. (Calgary time) on December 3, 2007, unless withdrawn or extended.

The Notice of Change which includes the updated and supplemented information in respect of Provident's third quarter financial results will be mailed to Triwest shareholders on November 22, 2007.  No other terms and conditions of the offer have been varied or amended.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:
Laurie Stretch	800, 112 – 4th Avenue S.W.
Senior Manager, Investor Relations and	Calgary, Alberta T2P 0H3
Communications	Phone: (403) 296-2233
Phone (403) 231-6710	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 294-0111

www.providentenergy.com